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                 Spectrum Signal Processing Revises 2001 Outlook

Burnaby,  B.C., Canada - July 5, 2001 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY) today provided updated guidance on the Company's expectations for its fiscal 2001 financial results.

As a result of softer economic conditions and lower than expected sales for the second quarter ended June 30, 2001, Spectrum has reduced its revenue projections for the full year. Spectrum had expected to achieve year-over-year revenue growth of between 13% and 17% for 2001. In view of the recent downturn in the U.S. economy, and with no guarantee that market conditions will improve in the short term, the Company's revised best estimate at this time is for 2001 revenue growth of between 2% and 4%.

"Business from Spectrum's large OEM customers and from government remains quite stable, and our long term growth outlook continues to be very positive. However, in the short term, our customers and partners are taking a more cautious approach to spending in response to the current challenging market environment," said Pascal Spothelfer, Spectrum's President and CEO. "These factors prevented us from closing several sales opportunities that we would have otherwise expected to close if economic conditions were more robust, and resulted in slightly lower than expected revenue from non-recurring engineering projects. The end result is a weaker than expected second quarter. Since our customers' typical sales cycle is long, we felt it was prudent at this time to revise our guidance for fiscal 2001," he said.

During the previous first quarter, Spectrum lowered its expenses and adopted a more conservative approach to managing its cash flow in response to the slowing economy and weakness in the technology sector. Despite the current weak market environment, management expects Spectrum to generate sufficient cash flow to fund operations for the foreseeable future, and does not anticipate reducing staff levels at this time.

In keeping with its strategic plans, Spectrum continues to make substantial investments in new product development as the Company moves to aggressively penetrate the commercial wireless and Voice over Packet (VoP) markets. In response to lower revenue expectations for the year, research and development (R&D) spending is now expected to be between 28%-30% of overall revenue for 2001, versus a previous forecast of 29%-31%. The slightly revised R&D spending estimate for 2001 remains significantly higher than the Company's R&D spending levels in 2000 and 1999. Spectrum's operating margins for the year, before amortization are expected to remain in the range of (-9%) to (-11%).

"Despite the weaker near-term outlook, Spectrum is well positioned for stronger growth when economic conditions improve. Our target customers are global market leaders, and they continue to invest in next generation infrastructure equipment for wireless and packet-based communications networks. They remain committed to expanding and improving the communications network, and this provides Spectrum with significant long-term growth opportunities," Mr. Spothelfer said.

"In fact, we expect many of our major OEM customers - companies such as Hughes Network Systems, Agilent Technologies, and Nikon Corporation - to contribute more to our overall revenue base in the second half of the year. Meanwhile, we still expect to achieve all of our product development and customer related milestones for 2001, and we are more committed than ever to our five-year strategy of pursuing a leadership position in both the wireless and VoP markets," Mr. Spothelfer added.


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Spectrum will release full details of its second quarter results after market close on Thursday, July 19th. The Company will also conduct a conference call and live audio webcast on July 20th at 9:00am Eastern / 6:00 am Pacific time. The call can be accessed by dialing 1-800-273-9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from July 20th to July 27th and can be accessed by dialing 1-416-695-5800, followed by the access code 846244.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and voice-over-packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm(TM) product lines, please visit our company's web site at www.spectrumsignal.com.

This news release contains forward-looking statements related to Spectrum's expected financial results for 2001, its ability to achieve outstanding milestones and its growth prospects going forward. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including weak economic conditions, reduced spending in the technology market, the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

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Spectrum Contact:
Karen Elliott
Manager, Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com